

February 1, 2013

Mr. Carlos Salas, CEO and CFO
Inspired Builders, Inc.
233 Wilshire Blvd, Suite 830
Santa Monica, CA 90401

> **Re: Inspired Builders, Inc.**
> **Form 10-K for the year ended September 30, 2012**
> **Filed January 15, 2013**
> **File No. 333-171636**

Dear Mr. Salas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page F-1

1.   Please request that your auditor provide an audit opinion, if appropriate, which properly reflects the requirements set forth in Auditing Standard No. 1 as established by the PCAOB and amend your filing to include the revised audit report.

2.   Additionally, please ask your independent auditor to revise their report to include the fiscal year 2011 financial information, if appropriate, or amend your filing to provide a separate report which covers this financial information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Carlos Salas
Inspired Builders, Inc.
February 1, 2013
Page 2

 In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief